

February 13, 2013

Via Email
Mark L. Mroczkowski
Chief Financial Officer
DubLi, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

Re: **DubLi, Inc.**
          Item 4.02 Form 8-K/A No. 2
          Filed February 8, 2013
          Response dated February 7, 2013
          File No. 0-49801

Dear Mr. Mroczkowski:

We have reviewed your response letter as well as your filing and have the following comments.

Item 4.02 Form 8-K/A filed February 8, 2013

1. We read your responses to comments 2, 6 and the revised disclosure. We note your revised disclosure that the sales of your proprietary gift cards are not revenue generating activities however, we note you continue to state in the first 4 paragraphs with the similar wordings such as "needs to revise its presentation of revenue from a gross to a net presentation for the sales of its proprietary electronic gift cards", or "… change in presentation …" or "…concluded that a presentation … needed to correct…" We believe the language is confusing and misrepresents the character of the accounting error in revenue recognition. We believe you should revise your Form 8-K to specifically remove the use of wordings encompassing <u>net presentation</u> or <u>presentation</u> throughout the filing, in particular when the sale of your gift cards are not considered revenue generating activities.

2. We note your response to comment 4; however, we remain unclear about the nature of the deferred costs related to the second error, how it occurred and why it should have been made after the elimination of the Business Associate resales. Please explain to us in further detail and revise your disclosure.

3. We note your response to comment 8 that you are not able to track individual credits and that the revenue recognition policy for breakage regarding the credits are based on the tracking of individual BA and user accounts and the activity therein from which you compute breakage. In that regard, it appears you track

expirations or non-renewals of the BA and user accounts rather than the credits themselves and individual users are required to set up accounts in order to use the credits. Please confirm if our understanding is correct as your January 9, 2012 response letter to us stated your policy was "Unused credits on DubLi.com user accounts are not expired or broken and remain in deferred revenue until used." Please tell us and disclose the nature of the new system in place that allows you to track expirations or non-renewal of these accounts. In addition, it appears you do not need to estimate breakage since you now have a system in place to track actual account expirations or renewals. However, we note your apparent different revenue recognition policy for breakage within (the proposed results of operations disclosure in the third paragraph of) the January 25, 2013 response letter in which it stated that "…revenues includes Company's estimate, known as breakage…" Please explain.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief